Exhibit 99.1
Qiao Xing Universal to Report Third Quarter 2007 Financial
Results on December 20, 2007
HUIZHOU, Guangdong, China, December 14 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING — News) today announces that it expects to report its un-audited third quarter 2007 financial results at 8:00 am ET on December 20, 2007.
About Qiao Xing Universal Telephone, Inc.
Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
Safe Harbor Statement
This press release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,’’ “anticipate,’’ “believe,’’ “continue,’’ “estimate,’’ “expect,’’ “intend,’’ “is /are likely to,’’ “may,’’ “plan,’’ “potential,’’ “will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 14, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information, please contact:
Rick Xiao
Tel:      +86-752-282-0268
Email:   rickxiao@qiaoxing.com